May 28, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 450 Fifth Street, N.W. Washington, D.C. 20549-0405
Re:	Responses to the Securities and Exchange Commission Staff Comments dated May 20, 2008, regarding Timberline Resources Corporation

Form 10-QSB for the quarter ended December 31, 2007, filed February 19, 2008, File No. 0-51549

Form 10-QSB for the quarter ended March 31, 2008, filed May 15, 2008, File No. 0-51549

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the May 20, 2008 letter regarding the above-referenced Forms 10-QSB for the quarters ended December 31, 2007 and March 31, 2008. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In our responses, we have agreed to change the disclosures in past filings to clarify certain disclosure. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in these filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 10-QSB for the quarter ended December 31, 2007

Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page 19

Staff Comment No. 3.

You state that your management has determined that there were material weaknesses in your internal control over financial reporting. It appears that you are attempting to provide disclosure set forth in Item 308(a)(3) of Regulation S-B. As such, please also provide the disclosure required by Items 308(a) and (b). Please clarify at the beginning of this section,

Anne Nguyen Parker

May 28, 2008

if true, that you are not subject to the requirements of evaluating internal controls over financial reporting and that you have not done everything required to comply with such requirements.

Timberline Resources Corporation’s Response:

We are not attempting to provide the disclosure set forth in Item 308(a)(3). We are a non-accelerated filer and are not required to provide the disclosure in Item 308(a) until our annual report for the fiscal year end on September 30, 2008. Further, we are not required to provide the disclosure in Item 308(b) until our annual report for the fiscal year ended September 30, 2009.

The disclosure is intended to clarify our management’s conclusion regarding disclosure controls and procedures under Item 307 of Regulation S-B. During the course of our independent registered public accountant’s review of our audited consolidated financial statements for the fiscal year ended September 30, 2007 and our unaudited consolidated financial statements for the quarters ended December 31, 2007 and March 31, 2008, our independent registered public accountant informed our management of its opinion that we had a material weakness in our internal control over financial reporting regarding the preparation of the consolidated financial statements. Our management concurred with the opinion of our independent registered public accountant. These material weaknesses were reported to the audit committee of our board of directors. During the periods covered by these quarterly reports, our management has been working to modify our internal control over financial reporting to rectify these material weaknesses.

Despite the existence of these material weaknesses, our management determined that our disclosure controls and procedures were effective during the periods ended December 31, 2007 and March 31, 2008. The disclosure regarding our management’s determination that material weaknesses exist in our internal control over financial reporting is meant to clarify that our management considered the overlap between disclosure controls and procedures and internal control over financial reporting and determined that the material weaknesses were not the result of weaknesses in our disclosure controls and procedures and did not otherwise affect our disclosure controls and procedures.

We have clarified in the amended 10-QSBs for the relevant periods that we are not required to provide a management’s report on the effectiveness of our internal control over financial reporting until the fiscal year ended September 30, 2008 or an auditor’s attestation on our internal control over financial reporting until the fiscal year ended September 30, 2009. We have also indicated that our management has not completed a review of our internal control over financial reporting necessary to comply with such requirements.

Staff Comment No. 4

Provide the information required by Item 308(c) of Regulation S-B.

Anne Nguyen Parker

May 28, 2008

Timberline Resources Corporation’s Response:

We previously provided the disclosure required by Item 308(c) of Regulation S-B under the heading “Changes in Internal Control Over Financial Reporting” in each of the quarterly reports on Form 10-QSB for the periods ended December 31, 2007 and March 31, 2008.

We have reviewed the requirements of Item 308(c) of Regulation S-B and our disclosure in these sections. While we believe our previous disclosure was sufficient to meet the requirements of Item 308(c), we have supplemented the previous disclosure to clarify the details on the changes we have made to our internal control over financial reporting.

Thank you for your review of the revised filing. If you should have any questions regarding the quarterly reports or our response letter, please do not hesitate to contact me at (208) 664-4859.

Sincerely,

Timberline Resources Corporation

/s/ Randal Hardy

Randal Hardy

Chief Executive Officer and Chief Financial Officer

cc:	DORSEY & WHITNEY LLP